SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2009

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

August 27, 2009

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs,

CREDICORP LTD., in accordance with article 28 of the Peruvian Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following Material Event:

Credicorp’s Board of Directors, in its session held on August 26, 2009, was informed that the Board of Directors of Banco de Crédito (BCP), one of its subsidiaries, designated Mr. José Espósito Li-Carrillo as the new Head of Audit Division within Banco de Crédito, replacing Mr. Jorge Bellido Llosa, who leaves his position to assume other important responsibilities within the organization.

BCP’s Board of Directors appointed Mr. Espósito based on his academic and professional background, his outstanding performance and contribution in the roles held at BCP and Pacífico Grupo Asegurador, Credicorp’s subsidiaries, and his proven morals and experience required for the new responsibilities.

Credicorp’s Board of Directors considered the information provided by BCP as well as the recommendation presented by Credicorp’s Audit Committee and ratified that BCP’s Audit Division and his new Head will continue performing the functions of Internal Audit for Credicorp Ltd. and its subsidiaries.

This decision, according to the terms defined by BCP’s Board of Directors, will be effective on January 1, 2010.

Yours faithfully,

Fernando Palao
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2009

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen Authorized Representative